Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

March 27, 2019

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hudson Global, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on March 15, 2019 by Hudson Global, Inc. File No. 001-38704

Dear Mr. Panos:

On behalf of our client, Hudson Global, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 22, 2019, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 15, 2019, File No. 001-38704 (such Preliminary Proxy Statement, the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Preliminary Proxy Statement, unless otherwise specified.

Schedule 14A

1.	The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as “preliminary” similarly should appear on the first page of the proxy statement, as defined in Rule 14a-1(g), as distinguished from the Notice or correspondence to shareholders. In light of the permissibility under Rule 14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement, please revise to place the required legend on the first page of the proxy statement. In addition, please add the legend, as required, to the form of proxy.

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March 27, 2019	Page 2

RESPONSE:

In response to the Staff’s comment, we have added the legend to the first page of the Amended Preliminary Proxy Statement (i.e., page 1) and to the form of proxy, identifying the Amended Preliminary Proxy Statement and the form of proxy as “preliminary,” respectively.

2.	As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears in the Notice, which document is outside the scope of the cited definition of proxy statement.

RESPONSE:

In response to the Staff’s comment, we have replaced the first sentence of the second paragraph on the first page of the Amended Preliminary Proxy Statement (i.e., page 1) with the following statement:

“This proxy statement, a WHITE proxy card and our 2018 Annual Report to Stockholders were first sent or given to our stockholders on or about [________], 2019.”

Prior to filing a definitive proxy statement, the Company will replace the open bracket in the statement directly above with the exact approximate date upon which the proxy statement, as amended, will be mailed to stockholders.

Voting; Quorum, page 2

3.	Please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that “broker non-votes” will still exist even if the solicitation is contested. See Item 21(b) of Schedule 14A.

March 27, 2019	Page 3

RESPONSE:

We acknowledge the Staff’s comment and agree that in the absence of instructions timely transmitted by beneficial owners, brokers will not be eligible to vote the shares on any of the proposals. Therefore, we have replaced the fourth paragraph on page 2 of the Amended Preliminary Proxy Statement in its entirety with the following statements:

“Abstentions count as present at the annual meeting for the purposes of determining a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a proposal because, with respect to such proposal, the applicable broker, bank or nominee does not have discretionary voting power and has not received instructions from the applicable beneficial owner. Because none of the proposals to be voted on at the annual meeting are considered routine matters, a broker, bank or other nominee holding shares for a beneficial owner will have no discretionary voting power on any of the proposals without receiving instructions from the applicable beneficial owner, and the underlying shares will not count as present at the annual meeting for the purposes of determining a quorum.”

Proposal 1 – Election of Directors, page 5

4.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

RESPONSE:

We acknowledge the Staff’s comment and hereby inform the Staff that during the past ten years, no Company participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Potential Payments Upon Termination or Change in Control, page 20

5.	Notwithstanding the definition of the term “change in control” appearing on page 23, please revise this section to state the circumstances under which, if any, that a successful solicitation in opposition by Cannell (as defined in your proxy statement) would constitute a change in control and result in compensation being paid to any of the registrant’s existing directors.

March 27, 2019	Page 4

RESPONSE:

We acknowledge the Staff’s comment and respectfully point out that the agreements described in the section titled “Potential Payments Upon Termination or Change in Control” each contain, as indicated in such descriptions, double trigger change in control provisions, whereby upon a termination within twelve (12) months following a change in control, the terminated executive would be entitled to receive a termination payment and the termination benefits set forth in the applicable agreements. We confirm that if Cannell is successful in electing three or more of its nominees at the Annual Meeting, which would constitute a majority of the Board, a change in control would be deemed to have occurred under such agreements.

In response to the Staff’s comment, for clarity we have revised the disclosure to add a paragraph at the end of the “Potential Payments Upon Termination or Change in Control” section noting that upon the election of three or more of Cannell’s nominees, the first trigger of such change in control provisions would be triggered.

No Going Private Transaction, page 34

6.	While we recognize the proposal to have a reverse stock split authorized is not being introduced for the purpose of taking the registrant private, please advise us, with a view towards revised disclosure, whether the proposal, if approved, is reasonably likely to produce one of the going private effects specified in Rule 13e-3 given the reduction in stockholders.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure under the section titled “No Going Private Transaction” in Proposal No. 3. In addition, we advise the Staff supplementally that since the Company will issue a full share of the post-Reverse Split common stock to any stockholder who would have been entitled to receive a fractional share of common stock as a result of the Reverse Stock Split, the Company does not anticipate that the number of stockholders will decline as a result of the Reverse Split.

March 27, 2019	Page 5

Form of Proxy

7.	Please confirm, if true, that Hudson complied with its disclosure obligation under Rule 14a-4(e) by representing that a properly executed proxy “will be voted in the manner directed.”

RESPONSE:

We acknowledge the Staff’s comment and respectfully point out that a statement to that effect has already been included on the front side of the proxy card. For ease of reference, the same sentence is reproduced below:

“This proxy when properly executed and returned will be voted in the manner directed by the undersigned stockholder.”

* * * * * * * * * * * * * * * *

March 27, 2019	Page 6

Please direct any questions or comments that you have with respect to the foregoing to Lawrence S. Elbaum at (212) 237-0084.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	Jeffrey E. Eberwein (Jeff.Eberwein@hudsonrpo.com) Patrick Gadson (pgadson@velaw.com)